December 17, 2010

VIA EDGAR (Correspondence Filing)

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Ladies and Gentlemen:

On behalf of the Northern Lights Fund Trust (the "Trust"), this letter responds to the comments you provided to my colleague, Parker Bridgeport, via email on December 1, 2010 with respect to the Preliminary Proxy Statement filed in connection with the solicitation of shareholder approval of new advisory and subadvisory agreements on behalf of the Altegris Managed Futures Strategy Fund (the "Fund"), a series of the Trust, following a change in control of the investment adviser to the Fund.  Your comments are set forth below and each is followed by the Trust's response.

Comment:

With respect to the proxy statement filed 11/23, please confirm that the fund’s adviser does not act as adviser to any similar funds; if it does, please provide the disclosure required by Schedule 14A, Item 22 c. 10.

Response:

The investment adviser to the Fund, Altegris Advisors, LLC (the "Adviser"), does not act as an investment adviser to any similar "fund" within the meaning of Item 22(c)(10) of Schedule 14A.

Comment:

In addition, please confirm that there is no affiliated brokerage; if there is, please provide the disclosure required by Schedule 14A, Item 22 c. 13.

Response:

Altegris Investments, Inc., an SEC registered broker-dealer, is an affiliate of the Adviser.  Altegris Investments, Inc. has not received any brokerage commissions from the Fund since the inception of the Fund.  However, the Trust will update the appropriate disclosure in the proxy regarding this affiliation.

The Trust has authorized us to convey to you that the Trust acknowledges:

•

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 404.407.3650 if you should require any further information.

Sincerely,

s/ Terrence O. Davis

Terrence O. Davis